SEC

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MAR 02 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68797

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Siena Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2992 Burdeck Drive
(No. and Street)

Oakland (City) **California** (State) **94602** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis L. Franklin **510-531-0201**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ThayerOneal Certified Public Accountants
(Name – if individual, state last, first, middle name)

21860 Burbank Blvd, Suite 150 (Address) **Sugar Land** (City) **TX** (State) **77478** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dennis Franklin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Siena Global Securities, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

2/28/20

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara)

On February 28, 2020 before me, RAMON F. PAGAN, Notary Public
(insert name and title of the officer)

personally appeared DENNIS LARONE FRANKLIN,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RAMON F. PAGAN
Notary Public - California
Santa Clara County
Commission # 2294212
My Comm. Expires Jul 18, 2023

Signature ______________ **(Seal)**

ANNUAL AUDITED REPORT

Siena Global Securities, LLC

December 31, 2019

Table of Contents

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland
CA 94602

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Siena Global Securities, LLC(the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, December 31, 2019, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Siena Global Securities, LLC's financial statements The supplemental information is the responsibility of Siena Global Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Siena Global Securities auditor since 2019.

Sugar Land, TX
February 28, 2020

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	31,464
Accounts receivable		1,000
Prepaid expense		354
Total assets	$	32,818

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	12,897
Income taxes payable		3,300
Total liabilities		16,197
Member's Equity		16,621
Total liabilities and member's equity	$	32,818

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2019

Income	
Placement fees	$548,215
Advisory fees	90,000
Interest	11
Total Income	638,226
Expenses	
Commissions	574,393
Guaranteed payment to shareholder	17,750
Professional Fees	15,500
Communication and Data Processing	7,907
Operating Expenses	25,249
Total Expenses	640,800
Net Loss	$ (2,574)

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2019

Member's equity, beginning of year	$	54,395
Forgiveness of debt by member		1,500
Distributions		(36,700)
Net loss		(2,574)
Member's equity, end of year	$	16,621

SIENA GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(2,574)
Change in operating assets and liabilities:		
Accounts receivable		48,340
Prepaid expense		7,123
Commission payable		(43,506)
Accounts payable and accrued expenses		8,583
Taxes payable		1,600
Net cash provided by operating activities		19,566
Cash flows from financing activities:		
Distributions		(36,700)
Net cash used by financing activities		(36,700)
Net decrease in cash		(17,134)
Cash, beginning of year		48,598
Cash, end of year	$	31,464
Supplemental information:		
Income taxes paid	$	0

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Siena Global Securities,, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was organized in the state of California on January 27, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period

amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease of twelve months or more.

Cash and Cash Equivalents

The Company considers cash balances maintained with the bank to be cash, such balances are full insured.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

The Company receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are non-refundable.

Capital Contributions/Distribution (Related Party)

On December 31, 2019, Dennis Franklin, related party, made a capital contribution derived from forgiveness of debt due to Mr. Franklin in the amount of $1,500.

During 2019, Dennis Franklin, related party, received distributions from the accumulated capital in the amount of $36,700.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. All of the Company's cash are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include accounts receivable and accounts payable.

Estimates

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2020, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because the revenue reported is revenue that is not associated with transactions of securities that are held for sale, and is therefore not included in reportable income under SIPC rules.

NOTE E - RISK CONCENTRATIONS

The year, the Company had revenue concentrations unlike prior years; the firm specializes in acting as an intermediary broker-dealer between various buyers and sellers of private equity funds in the secondary market. As of December 31, 2019, because total revenues this year were small, the Company had three customers that accounted for 73% of the revenue. The customers engage in private placement transactons for which the Company receives revenue for introducing investors.

NOTE F – COMMITMENTS AND CONTINGENCIES

Siena Global Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – RENT

The amount of rent for the year ending December 31, 2019 was $7,200, paid to related party via an expense sharing agreement.

NOTE H– RELATED PARTY TRANSACTION

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn the Company pays a portion of those expenses via an expense sharing agreement. No amounts are owed at December 31, 2019 to the sole member for the overhead expenses.

Siena Global Securities, LLC
SCHEDULE I

SUPPLEMENTAL INFORMATION

SIENA GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2019

Net capital:		
Total member's capital		$ 16,621
Less: Non-allowable assets		
Accounts receivable		1,000
Prepaid expense		354
Total non-allowable assets		1,354
Net Capital		**15,267**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 16,197	
Total aggregate indebtedness (A.I.)		$ 16,197
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6-2/3% of A.I.)		$ 1,080
Minimum dollar requirement		$ 5,000
Excess net capital		$ 10,267
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 9,267
Ratio: Aggregate indebtedness to net capital		106 %

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2019 included in the Company's unaudited Form X-17a5, Part IIA.

Siena Global Securities, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). The Company does not accept or handle customer funds or securities.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2019

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(i)

Dennis Franklin
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA 94602

Dear Dennis Franklin:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Siena Global Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Siena Global Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(i) and Siena Global Securities, LLC stated that Siena Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Siena Global Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Siena Global Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
February 28, 2020

SIENA GLOBAL SECURITIES, LLC

2992 Burdeck Drive
Oakland, CA 94602

510-531-0201 Tel
510-531-1626 Fax

Assertions Regarding Exemption Provisions

We, as members of management of Siena Global Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31,2019.

Siena Global Securities, LLC
By:

Dennis L. Franklin, President
Date: February 24, 2020

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2019

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report Of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

Director and Shareholder
Siena Global Securities, LLC
2992 Burdeck Drive
Oakland, CA 94602

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Siena Global Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $0.00.
2 Compared audited Total Revenue for the period of January 01, 2019 through December 31, 2019 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
February 28, 2020

To the Members of
Siena Global Securities, LLC
2922 Burdeck Drive
Oakland, CA 94602

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5c(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2019 to December 31 , 2019, which were agreed to by Siena Global Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Siena Global Securities, LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Siena Global Securities, LLC 's management is responsible for Siena Global Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-6 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2019 through the December 31, 2019 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Siena Global Securities, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

SIPC Reconciliation

Total Revenue	$ 123,334
Deductions	-
SIPC Net Operating Revenues	123,334
Amount due per general assessment	$ -

Form	Filing Date	Filed/Paid	Amount Paid
SIPC 6	02/25/2020	SIPC	0
SIPC 7	02/28/2020	SIPC	0
Total Amount Paid			$ 0

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below.

Siena Global Securities, LLC

Annual Audit Report

December 31, 2019